Exhibit 14.1 – Code of Ethics

Stockgroup Information Systems Inc.

 Code of Ethics for Directors and Officers

Officers and directors of Stockgroup are expected to abide by the highest standards of ethical conduct and to act honestly and in good faith with a view to the best interests of Stockgroup and its shareholders. In so doing, as an officer or director I acknowledge I am expected specifically to:

  Maintain integrity and credibility in my personal and professional life by carrying out the duties of my office in accordance with the highest legal and ethical standards.

  Avoid in my personal and professional life any relationships that might affect, or be perceived as potentially affecting, my ethical conduct in the course of carrying out the duties of my office including a relationship that may create, or create the appearance of, a conflict of interest.  If unavoidable conflicts do arise, I will declare them and ask that the conflict be noted.

  Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by Stockgroup.

  Protect the security of all confidential information and Company assets. Use Stockgroup’s assets (including funds, equipment and information) responsibly and only in the best interests of Stockgroup and not for either my personal advantage or for the advantage of others.

  Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability work to ensure that Stockgroup acts in such a manner consistent with such principles.

  Refuse all gifts and favours that could influence or be seen to influence my judgement in acting in the best interests of Stockgroup.

  Comply with the spirit as well as the letter of laws and regulation.

  Treat all Stockgroup employees fairly, providing equal opportunities to all, in an environment free from discrimination and harassment.

  Provide the leadership, supervision and support for the employees, collaborators and other agents of Stockgroup to uphold the principles articulated in this Code of Ethics and government laws and regulation.

This Code of Ethics applies to all directors and employees of Stockgroup. A person to whom this Code of Ethics applies will be deemed to have breached it by way if found by a governmental agency or judicial body to have violated any laws or regulations affecting the performance of his or her duties of office or by a finding of the Board of Directors of Stockgroup. Any person with power to influence or control the direction or management of policies or activities of the person who has breached this Code of Ethics, who was aware that a breach was likely to occur and failed to take appropriate steps to prevent such an act from occurring, will be deemed to have also breached the Code of Ethics. Any person found breaching the Code of Ethics may, in addition to any regulatory or judicial penalty, be suspended or dismissed.

Signed:

Employee or Director